

August 8, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

     Re: **Nanoflex Power Corporation**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed July 30, 2014
               File No. 333-193878

Dear Mr. Ledger:

We have reviewed your registration statement and we have the following comments.

Resale Prospectus

Selling Security Holders, page 10

1. We note your revised disclosure in response to comment 5 in our letter dated March 10, 2014. We note the language, "Except otherwise disclosed herein . . ." Please delete this language and disclose here, if any, the nature of any position, office, or other material relationship which any of the selling security holders have had within the past three years with the company or any of its predecessors or affiliates. Please state clearly that these selling shareholders are not affiliates.

Distribution Prospectus

General

2. Please note that we view the distribution of shares by GPEC Holdings as a two-part transaction: the distribution of shares to shareholders of GPEC Holdings followed by a distribution by GPEC Holdings' shareholders into the public market. Therefore, this registration statement should register both transactions and name Nanoflex, GPEC Holdings and all of GPEC Holdings' shareholders as underwriters (not "may be deemed"). The prospectus should also be revised to state that GPEC Holdings' shareholders will sell their shares at a fixed offering price and provide the Item 507 of Regulation S-K disclosure for *all of* the GPEC Holdings' shareholders.

The Offering, page 10

3. Because a representation as to material tax consequences (i.e., distribution may be tax-free) is set forth in the filing, please comply with Item 601(b)(8) of Regulation S-K, which requires opinions on tax matters. If you believe that the distribution is a taxable transaction, no opinion of counsel or accountant is required. Please revise your prospectus accordingly.

Legal Opinion, Exhibit 5.1

4. Please have counsel revise its legal opinion as follows:

    *   revise to opine on the laws of Florida, the registrant's jurisdiction of incorporation;

    *   remove the assumption in subparagraph (iii) on page 2;

    *   state that the shares are *and will be* validly issued, fully paid and non-assessable; and

    *   Please remove the statement that the opinion "may be relied upon by the Company" and "may not be relied upon by any other person without our prior written consent" since purchasers of the securities in the offering are entitled to rely on the opinion.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
      Darren Ofsink, Esq.